Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

[redacted]

Press Release

www.jardines.com

To: Business Editor

26th February 2003
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Matheson Holdings Limited
2002 Preliminary Announcement of Results

Highlights

- Underlying earnings per share up 46%
- Strong recoveries at Dairy Farm and Astra
- Successful reshaping of Southeast Asian interests:
  - Jardine Strategic increases Cycle & Carriage stake to over 50%
  - Astra strengthened by debt restructuring and rights issue
- Hongkong Land portfolio facing weak market

"Overall our businesses are trading well and remain in sound financial health. We expect there to be weaknesses in some sectors in 2003, notably in the Hong Kong commercial property market, but elsewhere opportunities for sustained growth will continue to be pursued across our wide range of operations. The global economic and political climates, however, remain highly uncertain and any general downturn would have a significant impact on the trading environment in Asia. The current year is therefore one in which to temper optimism with caution."

Henry Keswick, *Chairman*
26th February 2003

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the highlights above, the Chairman's Statement, Managing Director's Review and Operating Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢22.20 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 8th May 2003, to shareholders on the register of members at the close of business on 14th March 2003 and will be available in cash with a scrip alternative. The ex-dividend date will be on 12th March 2003, and the share registers will be closed from 17th to 21st March 2003, inclusive.

dlw 3/18

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Jardine Matheson Holdings Limited

Preliminary Announcement of Results
For The Year Ended 31st December 2002

The main features of 2002 were the successful reshaping of our Southeast Asian interests, transforming our investments in Singapore, Indonesia and Malaysia, and a profit performance which notably exceeded our expectations at the beginning of the year.

Results

Underlying profit was up 41% to US$253 million in the year ended 31st December 2002. Earnings per share, enhanced by the effect of share repurchases, rose 46% to US¢67.40.

Our financial statements are prepared in conformity with International Financial Reporting Standards, which require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. With the Group's extensive property interests, this accounting treatment can give rise to significant fluctuations in reported earnings. For the year under review the negative impact of non-cash movements in valuations, partly offset by gains from disposals, was primarily responsible for net profit, at US$74 million, falling well short of underlying earnings.

The Board is recommending an increased final dividend of US¢22.20 per share, which, together with the interim dividend of US¢7.80 per share, gives a dividend for the full year of US¢30.00 per share, compared with US¢26.50 per share for the prior year.

Operating Earnings

The main elements contributing to the Group's excellent profits were a continued strong recovery across the board at Dairy Farm, including an improvement in its Hong Kong supermarkets, and the performance of Cycle & Carriage, which benefited from significantly increased earnings in Astra, its Indonesian affiliate. Astra not only traded well, but enjoyed a welcome period of exchange rate stability.

In an unusually tight and difficult market for insurance, Jardine Lloyd Thompson's execution skills enabled it to improve its market share and yet again to achieve record earnings. Mandarin Oriental, suffering from the poor conditions of the international travel industry, did well to improve its earnings, particularly considering that three of its hotels are still in the development phase. Jardine Pacific's diversified mix of business produced a satisfactory overall result with an excellent contribution from HACTL, but Jardine Motors Group felt the impact of lower margins in Hong Kong caused by weak markets and changed trading terms with Mercedes-Benz.

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Hongkong Land had the most difficult year of the Group's principal affiliates, experiencing reduced rents and asset values in a Central District property market badly affected by problems in the global financial sector. However, the company managed to contain its profit decline, chiefly by obtaining a good share of new lettings in Hong Kong, and its profit contribution to the Group rose marginally due to our increased shareholding.

Operating cash flows were strong throughout nearly all our businesses. These were augmented by disciplined management of capital expenditure and working capital, as well as by some well-timed disposals of non-core assets.

Corporate Developments

During the year the Group was particularly active in Southeast Asia. Through a tender offer for shares in Cycle & Carriage, Jardine Strategic raised its interest in this leading Singapore company from 29% to over 50%. This move was part of a number of related corporate initiatives, which included the successful refinancing of Astra through a debt restructuring and a substantial rights issue led by Cycle & Carriage. Astra, in which Cycle & Carriage's holding was increased early in 2003 to over 34%, should now be restored to financial strength, although the ultimate test will be its ability to reinstate its dividend on a sustainable basis. In addition to these other steps, we fully supported the decision of our affiliate, EON, to dispose of certain of its assets in order to focus on its Malaysian motor retail operations.

Dairy Farm sold its New Zealand business in June to concentrate on the development of its Asian retail network. In Malaysia, Singapore and Indonesia the company is successfully combining its international retailing skills with an understanding of the needs of the local consumer in the development of its hypermarket format. The company is also expanding elsewhere in the region. In 2002, Dairy Farm deployed some of its cash surplus in repurchasing 177 million shares, and is now offering to repurchase a further 11% of its share capital by way of a tender offer.

Hongkong Land's new flagship property Chater House was successfully opened in the second half of the year. More recently, the company announced an important upgrading of its Landmark complex, including a new exclusive hotel to be managed by Mandarin Oriental. Mandarin Oriental continued its expansion strategy with major new properties under development in New York, Washington and Tokyo.

Finally, the Group continued its strategy of purchasing or repurchasing shares in Group companies where favourable opportunities presented themselves. This strategy played a valuable part in enhancing earnings per share.

Prospects

In conclusion, the Chairman, Henry Keswick said, "Overall our businesses are trading well and remain in sound financial health. We expect there to be weaknesses in some sectors in 2003, notably in the Hong Kong commercial property market, but elsewhere opportunities for sustained growth will continue to be pursued across our wide range of operations. The global economic and political climates, however, remain highly uncertain and any general downturn would have a significant impact on the trading environment in Asia. The current year is therefore one in which to temper optimism with caution."

Managing Director's Review

A Good Performance

The quality of our businesses and their ability to perform well in difficult markets have enabled the Group to produce a 41% increase in underlying profit and a 46% increase in earnings per share despite the prevailing economic uncertainty. This increase was built on improved results from a majority of our businesses, and in a number of cases demonstrated the ability of management to reshape their operations and eliminate cost. Opportunities were also taken to use the Group's financial strength to make investments, including share repurchases, and in some instances to rationalize the business interests where it was felt that value should be realized.

As International Financial Reporting Standards do not currently enable us recognise the market value of leasehold properties within the financial statements, we are again producing supplementary financial information that incorporates such values. The additional disclosures more accurately reflect the way management measures the performance of the Group and provides shareholders with a clearer indication of the true strength of our balance sheet.

Reshaping Southeast Asian Interests

A series of initiatives were undertaken to reshape Group interests in Southeast Asia. A US$137 million Partial Offer for Cycle & Carriage enabled Jardine Strategic to increase its interest to over 50%. Jardine Strategic also made a 'chain principle' offer for the minority interests in Cycle & Carriage's 60%-held subsidiary, MCL Land. The acceptances received were subsequently acquired by Cycle & Carriage, helping it to increase its interest in MCL Land to 66%.

The Partial Offer for Cycle & Carriage was itself in response to the strategic decision made by Edaran Otomobil Nasional, in which the Group has a 19% stake, to focus on its core Malaysian motor retail operations. To help achieve this goal EON decided to divest its 21% shareholding in Cycle & Carriage, part of which was acquired by Jardine Strategic in the Partial Offer, and to list its banking operation. EON intends to distribute to its shareholders its remaining Cycle & Carriage shares.

The complex financial restructuring necessary to reduce the burden imposed on Cycle & Carriage's associate, Astra, by its foreign currency debt was successfully achieved. Creditor approval was received in December 2002, and Astra's shareholders subsequently endorsed the proposals, which included a US$158 million equivalent rights issue in January 2003. Cycle & Carriage participated fully in the issue, and used the opportunity to increase its stake in Astra to 34.3%.

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The effect of these actions has been to consolidate the Group's interest in Cycle & Carriage, while maintaining its status as one of Singapore's principal listed companies. Cycle & Carriage has, in turn, given full support to the restructuring of Astra's balance sheet, and is well placed to support Astra's development as a major Indonesian company with a potentially outstanding future.

Business Initiatives

Our primary goal remains the maximisation of value in our core businesses. This must always be set against a background of sound finances and it is important that we concentrate our resources where we see the best investment opportunities.

During the year further purchases of shares in Group companies were made where we considered that such purchases offered good potential for growth and an immediate enhancement of earnings or net asset value per share. Through a combination of share buy-backs and share purchases, the Company's interest in Jardine Strategic rose to 79%. Jardine Strategic has also increased its interests. It now holds 69% of Dairy Farm following that company's 10% share repurchase tender offer, as well as 72% of Mandarin Oriental and 50% of Cycle & Carriage.

Hongkong Land continues to invest in its core Central District property portfolio to maximize the value of its assets and maintain their status as the premier office location in Hong Kong. Chater House set new standards of excellence when it opened mid-year, and the recently announced renovation of the Landmark complex will significantly enhance the attraction of Central as a business and leisure destination. Elsewhere, the company's residential development in Beijing has attracted good pre-sale demand for the first phase, while in Singapore its joint-venture development with Cheung Kong and Keppel Land, One Raffles Quay, has commenced construction.

Significant progress was made by Dairy Farm in developing its Giant hypermarket concept in Malaysia, Singapore and, beginning in 2002, Indonesia. It plans to repeat the success achieved by its reformatted Hong Kong drugstores elsewhere in Asia, and has recently established a joint-venture foothold in Korea. The group continues to grow its convenience store chain in Southern China, almost doubling its size to 127 outlets in 2002, while evolving the format to meet local consumer demand.

Mandarin Oriental's development programme, aimed at achieving some 10,000 rooms under management, remains on track. The latest New York hotel is scheduled to open in the second half of the year, followed by Washington in 2004 and Tokyo in 2006. The group is also planning an additional niche luxury hotel for Hong Kong. The strength of the Mandarin Oriental brand is increasingly attractive to hotel owners, providing the group with a range of management opportunities for its award-winning product.

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Within Jardine Pacific, its interest in the Jardine Salmat joint-venture in Asia was exchanged for a direct 4% shareholding in Salmat Holdings, its Australian partner, and the opportunity was taken after the year-end to combine the Group's logistics operations with BALtrans, a Hong Kong-listed company, in exchange for a 20% shareholding in the enlarged entity. Initiatives are being pursued elsewhere in Jardine Pacific, including a new security business in Hong Kong, the development of its property management business, EastPoint, and the expansion of its Jardine Schindler joint-venture into Korea.

Jardine Motors Group continues to refocus its operations as it adapts to changing structures within the global motor retailing sector. The rationalization of its UK motor businesses is nearing completion as it exits under-performing dealerships and works alongside manufacturers to optimize the potential of its ongoing operations. Its Hong Kong business is developing a growing network of service centres in Southern China.

Jardine Lloyd Thompson's emphasis in a year of abnormally tight insurance markets has been on building skilled teams and increasing its market share. The successful development of new business and continued investment in people will enable it to meet the ambitious targets that the company has set itself.

The strengthening of the Group's relationship with Cycle & Carriage and, in turn, its increased investment in Astra have been important developments. Astra offers Cycle & Carriage significant exposure to the growth potential of several Indonesian markets, although economic conditions there are expected to remain fragile. Cycle & Carriage's aim as a supportive shareholder is to help Astra cement its position as one of Indonesia's best-managed diversified companies.

Benefiting from China

China is forecast to maintain its powerful economic performance, making it one of the leading contributors to world GDP growth. This will have a positive effect on the Group in a number of ways. Our important market of Hong Kong will benefit from its role as a conduit for overseas capital to and exports from Mainland Chinese enterprises, and from increasing tourism from the Mainland. We also expect to see a growing maturity in China's domestic markets, facilitated by China's entry into the WTO. This will benefit our businesses operating in Mainland China as they see rising demand for their goods and services. While our approach to business in China is long term, we have set ourselves a realistic goal of achieving acceptable levels of profitability within a five-year timeframe.

The Right People
In a Group as broad as Jardine Matheson it is the quality of our people and the effective utilization of their talents that will determine the measure of our success over the longer term. We believe in training and development at all levels to ensure our people are always in a position to meet the challenging business environment. We provide clear guidance as to the standards we require to be met, both in commercial targets and in ethical conduct.

The importance we place on our values has been highlighted in the Group's Pride in Performance awards, a Group-wide business award programme which was instigated last year. The awards are designed to recognize and reward those teams that through their energy and enterprising spirit produced significant and sustainable benefits to their business. The winner of the 2002 award was Mannings Hong Kong, the Dairy Farm drugstore chain that over a three-year period repositioned its offering and made significant gains in market share and profitability.

The Future
We are fortunate in that our businesses are primarily market-leading operations supported by strong management teams and sound finances. While there are tensions in the world today that could result in significant business disruption and loss of confidence, the Group is maintaining a strategy of steady growth designed to enhance shareholder returns over the longer term.

Percy Weatherall
Managing Director
26th February 2003

Operating Review

Jardine Pacific

With Hong Kong's economy continuing in the doldrums, and many others within the region similarly weak, Jardine Pacific did well to increase its underlying net profit in 2002 by 5% to US$81 million.

Shareholders' funds stood at US$471 million at the end of the year, a reduction of 10% following the payment of US$139 million in dividends to the parent company. The return on average shareholders' funds, excluding non-recurring items, rose to 16%, up from 14% in 2001. Net borrowings at the end of the year stood at US$156 million, giving a gearing of 32%.

The weakness of the Hong Kong economy is holding back a number of businesses from achieving further growth in 2003, particularly in the construction sector, but most are well placed to grow again when conditions improve.

The following is summary financial information of the larger businesses in this portfolio:

	Underlying profit		Shareholders' funds	
	2002 US$m	2001 US$m	**2002 US$m**	2001 US$m
EastPoint	**3**	--	**9**	7
Gammon Skanska	**12**	13	**54**	61
HACTL	**23**	17	**102**	110
Jardine Aviation Services	**7**	6	**12**	14
Jardine Engineering Corporation	**8**	14	**60**	67
Jardine Logistics	**(6)**	(5)	**4**	10
Jardine OneSolution	**2**	4	**36**	64
Jardine Property Investment	**5**	6	**144**	160
Jardine Restaurants	**8**	8	**11**	14
Jardine Schindler	**11**	11	**21**	15
Jardine Shipping Services	**6**	5	**11**	11
Pacific Finance	**3**	2	**32**	31
Other	**12**	8	**68**	80
	94	89	**564**	644
Corporate	**(13)**	(12)	**(93)**	(120)
	81	77	**471**	524

The 20% increase in tonnage throughput at Hong Kong's Chek Lap Kok airport enabled HACTL to enjoy a record year, achieving 1.9 million tonnes for the first time. JARDINE AVIATION SERVICES continued to perform well in Hong Kong following the exit from its unprofitable Australian operations and a number of other minor businesses. JARDINE SHIPPING SERVICES produced another excellent return on capital, despite weak shipping rates.

GAMMON SKANSKA experienced a 31% decline in its order book due to exceptionally low levels of activity in the private building sector. Cost saving initiatives and some profitable contracts limited the fall in contribution in 2002 to 6%, but its performance will be further impacted in 2003.

JARDINE SCHINDLER'S order intake remained stable, and its maintenance portfolio grew by over 900 units. JARDINE ENGINEERING had a difficult year, despite good results from the Trane joint ventures. A new fire and security surveillance division was established following the sale of the Chubb business in 2000.

JARDINE ONESOLUTION continued to face an environment of weak corporate IT spending, however, it remained profitable by making significant cuts in its head-count and corporate overhead. RESTAURANTS had a rather better year with a strong result from Pizza Hut Taiwan offsetting the effects of a difficult Hong Kong fast food market.

In its first full year as an independent company, following its de-merger from Colliers Jardine, EASTPOINT property management produced a good performance. Lower interest rates and a reduction in personal finance loans reduced the negative impact on PACIFIC FINANCE of the difficult lending environment in Hong Kong. JARDINE PROPERTY INVESTMENT continued to maintain its yield, but saw a further reduction in the overall value of its portfolio.

JARDINE LOGISTICS increased its turnover during the year, but weak shipping rates resulted in higher losses. It was, therefore, decided to merge the business with that of Hong Kong-listed freight-forwarder, BALtrans, to achieve operating synergies. The transaction was completed in January 2003 with Jardine Pacific retaining a 20% interest in the enlarged business.

In further refinements to Jardine Pacific's portfolio, IKEA in Hong Kong and Taiwan was sold to Dairy Farm for US$27 million producing a profit on sale of US$11 million. The 50% stake in Jardine Salmat was also exchanged for a 4% stake in Salmat Holdings, the Australian joint-venture partner.

The earnings from Jardine Pacific's other businesses were enhanced by some strong performances, most notably its Wines and Spirits and sugar interests. Central overheads remained low due to offsetting credits arising from group pension schemes and deferred tax credits. The central finance cost fell, despite higher borrowings, with the benefit of lower interest rates.

Jardine Motors Group

Jardine Motors Group achieved an underlying net profit of US$39 million, down 23% following a reduced profit in Hong Kong and additional restructuring costs in the United Kingdom. A net profit of US$19 million reflects the non-cash effect of charges for cumulative exchange translation differences arising from the sale of the group's interests in France and closure costs in India.

In Hong Kong, Zung Fu's sales held up reasonably well in a particularly challenging market, although margins were reduced following a new franchise agreement with DaimlerChrysler. Mercedes-Benz remains the top-selling luxury car marque in Hong Kong, however, as evidenced by the successful launch of the new E-Class in the middle of the year. The business in Macau returned to growth following a revision of import duty regulations to ensure the consistent treatment of all imports, and it is encouraging that a similar measure is under active consideration in Hong Kong. After-sales performance remained strong and further cost reductions were achieved.

There was a positive contribution from Southern China where the Mercedes-Benz distribution joint-venture increased deliveries and Zung Fu expanded its service centre network. The contribution from Tunas Ridean, the 34%-held Indonesian associate, increased as it benefited from a stronger Rupiah.

In the United Kingdom, the Lancaster dealerships produced improved trading results in a strong market, but the overall result suffered from further costs in restructuring the property portfolio and the exit from a shared services business. The Polar Motor Group, a joint-venture with Ford, recorded a lower contribution following a reduction in new-car gross margins. Appleyard Vehicle Contracts, the contract hire joint-venture, produced a satisfactory performance.

A resilient luxury car market in the United States produced steady volumes and increased profit in what had been projected to be a difficult year.

In 2003 Jardine Motors Group will focus on further strengthening the quality of its customer service in Hong Kong, expanding its network in Southern China and improving performance at its UK operations.

Jardine Lloyd Thompson

Jardine Lloyd Thompson achieved record profits again in 2002, reflecting a combination of organic growth, new business wins and efficiently managed operations. The harder insurance market conditions also contributed as clients turned to JLT for solutions to their insurance needs. Turnover in 2002 was £388 million, an increase of 11%, and profit before tax, exceptional items and goodwill amortisation grew by 21% to £102 million, based on UK accounting standards.

In both of the group's main operating areas, Risk & Insurance and Employee Benefits, very creditable results were achieved against the background of demanding operating environments. Risk & Insurance again produced record results for JLT, with new business providing most of the growth impetus; revenue grew by 16% to £314 million. Its Risk Solutions business performed exceptionally well, as did Australasia, Asia, Canada and the United Kingdom.

The revenue contribution from Employee Benefits was flat at £75 million due to a fall-off in its pension review business in the United Kingdom, however, this masked the strong growth in actuarial, consulting and pension administration. Revenue from long-term contracts won in 2002 is beginning to flow, and is expected to show in the results from 2003. There is also a strong new business pipeline, which will contribute the ambitious targets that JLT has set.

JLT has a strong balance sheet and a highly professional and dedicated workforce. The significant potential of its two core business sectors, Risk & Insurance and Employee Benefits, provides the opportunity for continued growth notwithstanding the prevailing uncertain economic and market conditions.

Hongkong Land

Hongkong Land's average rents and occupancy levels were under pressure as demand remained weak, but the company increased its share of leasing transactions in Central as tenants saw good value in its quality locations and buildings. Underlying earnings for 2002 fell by 10% to US$192 million as net rental income fell by 2% and financing charges rose because of the higher levels of net debt.

The group's annual investment property valuation led to a net valuation deficit of US$988 million, which was charged to the profit and loss account under the International Financial Reporting Standards. This was the main factor in the 18% reduction of shareholders' funds to US$4,957 million, which led to a similar decline in net asset value per share to US$2.23.

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Despite the downturn in Hong Kong's office sector, the group continues to invest in its core portfolio. Its new property, Chater House, was successfully completed in 2002, and the anchor tenants in both office and retail were operating before the year end. The renovation of its Alexandra House retail podium is under way, and is expected to be complete and substantially let before the end of 2003. Preparations have also begun for a major renovation of the Landmark complex in the heart of Central. Such projects, each of which adds incremental revenue, are designed to maximize the value of the group's prime assets.

In Singapore, construction of the joint-venture development, One Raffles Quay, is well under way, while the wholly-owned One Raffles Link remains fully let and commands a rental premium. Hongkong Land also continues to invest in its residential property business, and progress was made in the construction of Phase I of Central Park in Beijing and of the Belcher's Street site in Hong Kong.

As Hongkong Land's strategy is to focus on its core property businesses, the decision was made to selectively dispose of assets in its infrastructure portfolio over time.

In the near term, rentals and values in the group's core Hong Kong property portfolio will continue to experience downward pressure. However, the medium-term outlook remains favourable with no significant supply in Central from 2004 onwards.

Dairy Farm

Dairy Farm's results achieved a significant improvement from a broadly based increase in earnings despite difficult economic conditions. In 2002, the underlying profit in its continuing operations rose by US$69 million to US$102 million. The result was built on a 7% increase in sales, including associates, to US$4 billion, combined with an overall reduction in the costs.

Dairy Farm has a strong balance sheet and businesses that are well tailored to their individual markets. Its priority is to build its existing operations, with particular emphasis on expanding hypermarkets in Southeast Asia and on the development of businesses in China. To this end, the group sold its subsidiary in New Zealand producing a gain of US$231 million.

The Southeast Asian operations achieved a substantial increase in profit in 2002, largely due to the improved performances in Singapore and Malaysia. Six hypermarkets were opened in Southeast Asia during the year, including the first two in Indonesia. Profits in North Asia also showed significant improvement. Mannings health and beauty stores in Hong Kong had an excellent year, and the performance of Wellcome Hong Kong also improved as the business continued its turnaround.

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The expansion of the 7-Eleven network in Guangdong gathered pace, ending the year with 127 outlets, and, in Taiwan, Wellcome increased its stores through acquisition. In December, Dairy Farm entered the South Korean market through a joint-venture to operate health and beauty stores. The IKEA home furnishings business in Hong Kong and Taiwan was purchased in October for US$27 million.

Maxim's, the Hong Kong restaurant joint-venture, produced an improved result and continued to expand its successful Starbucks franchise in Hong Kong, Macau and Shenzhen.

Dairy Farm repurchased some 10% of its share capital in 2002 and, in light of its continuing substantial net cash position of US$400 million, is proposing to offer a further return of value to shareholders by way of a tender offer to repurchase some 11% of its shares.

Mandarin Oriental

Mandarin Oriental recovered somewhat from the depressed conditions prevailing at the end of 2001 as occupancy levels in most of its key markets improved, but average room rates continued to suffer. Against this challenging environment, most of the group's hotels did well to maintain or improve their competitive position in their local market.

The company's consolidated profit before interest and tax for 2002 was US$55 million, an increase of US$15 million. This result included a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. following the decision to proceed with the project. Net profit was US$19 million, compared with US$4 million in the previous year.

The group's hotels that had opened or re-opened over recent years achieved notable success in 2002. In London, Mandarin Oriental Hyde Park markedly improved its competitive position, with the group's earnings benefiting from an increase in contribution. In Kuala Lumpur and Miami, Mandarin Oriental's hotels have established market-leading positions that have been clearly recognized through industry awards.

Mandarin Oriental remains committed to its strategy of consolidating its position as one of the best global luxury hotel groups, and significant progress was made towards completion of its current investment programme. The group's new 251-room hotel in New York is scheduled to open in late 2003, and construction is also under way on its 400-room hotel in Washington D.C. for completion in 2004. Planning for a 171-room hotel in Tokyo is proceeding well with completion scheduled for 2006. The group will also manage a new 118-room niche luxury sector hotel in Hong Kong's Central District from 2005, which will complement the group's existing flagship, Mandarin Oriental, Hong Kong.

The luxury hotel industry continues to face considerable challenges and no early recovery can be expected. At the same time, the pre-opening expenses of the group's two new US hotels will negatively affect its results in 2003. Nevertheless, Mandarin Oriental's investment programme, combined with the effect of an upturn in the economy, will benefit it over the longer-term.

Cycle & Carriage

Cycle & Carriage, now 50.2%-held, achieved a satisfactory result in 2002 despite the generally weak economic environment in the region. In particular, Astra's performance benefited from strong demand and a strengthening of the Indonesian currency. Cycle & Carriage's underlying profit, before exceptional items, rose 57% to S$261 million.

Net profit grew by 92% to S$231 million. The result benefited from a gain recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah, compared to a loss in the prior year, and the share of a gain on disposal by Astra, but these were offset by a write-down in the value of MCL Land's investment property, exchange losses on loans to subsidiaries and deferred tax asset write-offs.

Underlying earnings from motor vehicle operations fell 18% to S$53 million due to a decline in Singapore's highly competitive market. The Australian motor business recorded a loss due to reduced Hyundai unit sales and margins, while the New Zealand motor operations more than doubled their profits. Growth in the non-national car sector in Malaysia enabled Cycle & Carriage Bintang to increase its sales and profits, but the agreement reached for DaimlerChrysler to take over the Mercedes-Benz distribution rights from January 2003 will have an adverse impact on future profitability.

The contribution from property, excluding exceptional items, increased from S$14 million to S$40 million. There was a good increase in the earnings of 66%-held MCL Land arising from the successful sale of a number of residential developments in Singapore.

Economic stability in Indonesia assisted Astra's strong growth and enabled it to increase its earnings contribution to S$185 million, up 74%. Astra's motor businesses benefited from improved markets, with particularly strong growth in motor cycles, while its agribusiness grew significantly due to the escalation in crude palm oil prices. In December, Astra's creditors approved the restructuring of its debt, which was followed in January 2003 by a S$280 million rights issue, in which Cycle & Carriage participated to the extent of S$135 million. This, together with market purchases, has enabled it to increase its stake in Astra to 34.3%.

Cycle & Carriage's performance will continue to be influenced in 2003 by the unsettled economic conditions, and the level of its attributable profit will also be affected by the value of the Indonesian Rupiah.

Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
9,413	**7,398**	2	Revenue	**7,398**	9,413
(7,079)	**(5,500)**		Cost of sales	**(5,499)**	(7,077)
2,334	**1,898**		Gross profit	**1,899**	2,336
172	**157**		Other operating income	**157**	172
(1,654)	**(1,243)**		Selling and distribution costs	**(1,242)**	(1,654)
(557)	**(463)**		Administration expenses	**(463)**	(557)
(91)	**(73)**		Other operating expenses	**(80)**	(92)
-	**231**		Net profit on disposal of Woolworths in Dairy Farm	**231**	-
38	**5**		Net gain on disposal of Franklins' assets in Dairy Farm	**5**	38
242	**512**	3	Operating profit	**507**	243
(161)	**(117)**		Net financing charges	**(117)**	(161)
228	**339**		Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**389**	261
(88)	**-**	4	Impairment of assets in Cycle & Carriage	**-**	(88)
(4)	**(9)**		Decrease in fair value of investment properties	**(413)**	(246)
136	**330**	5	Share of results of associates and joint ventures	**(24)**	(73)
217	**725**		Profit before tax	**366**	9
(101)	**(129)**	6	Tax	**(130)**	(103)
116	**596**		Profit/(loss) after tax	**236**	(94)
(1)	**(244)**		Outside interests	**(162)**	52
115	**352**		**Net profit/(loss)**	**74**	(42)
US¢	**US¢**			**US¢**	US¢
		7	**Earnings/(loss) per share**		
29.79	**93.74**		- basic	**19.60**	(10.72)
29.56	**93.10**		- diluted	**19.47**	(10.72)
		7	**Underlying earnings per share**		
42.81	**62.82**		- basic	**67.40**	46.32
42.49	**62.39**		- diluted	**66.94**	45.97

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2002

Prepared in accordance with IFRS			Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	2002 US$m		2002 US$m	2001 US$m
		Net operating assets		
13	4	Goodwill	4	13
1,392	1,411	Tangible assets	2,171	2,141
13	268	Investment properties	411	163
440	484	Leasehold land payments	-	-
1,955	2,300	Associates and joint ventures	3,027	3,117
868	509	Other investments	509	868
26	31	Deferred tax assets	31	26
90	89	Pension assets	89	90
2	13	Other non-current assets	13	2
4,799	5,109	Non-current assets	6,255	6,420
-	285	Properties for sale	285	-
768	894	Stocks and work in progress	894	768
640	694	Debtors and prepayments	694	640
959	1,273	Bank balances and other liquid funds	1,273	959
2,367	3,146	Current assets	3,146	2,367
(1,625)	(1,712)	Creditors and accruals	(1,712)	(1,625)
(434)	(580)	Borrowings	(580)	(434)
(31)	(52)	Current tax liabilities	(52)	(31)
(23)	(45)	Current provisions	(45)	(23)
(2,113)	(2,389)	Current liabilities	(2,389)	(2,113)
254	757	Net current assets	757	254
(2,136)	(2,282)	Long-term borrowings	(2,282)	(2,136)
(59)	(65)	Deferred tax liabilities	(78)	(66)
(14)	(13)	Pension liabilities	(13)	(14)
(12)	(24)	Non-current provisions	(24)	(12)
(45)	(30)	Other non-current liabilities	(30)	(45)
2,787	3,452		4,585	4,401
		Capital employed		
153	153	Share capital	153	153
-	-	Share premium	-	-
2,515	2,694	Revenue and other reserves	3,376	3,501
(641)	(670)	Own shares held	(670)	(641)
2,027	2,177	Shareholders' funds	2,859	3,013
760	1,275	Outside interests	1,726	1,388
2,787	3,452		4,585	4,401

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Matheson Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
2,286	**2,027**		At 1st January	**3,013**	3,469
			Revaluation of properties		
(4)	**22**		- net revaluation surplus/(deficit)	**(5)**	(44)
1	**(5)**		- deferred tax	**(5)**	1
			Revaluation of other investments		
(159)	**(98)**		- fair value losses	**(98)**	(159)
-	**5**		- transfer on change in attributable interests	**5**	-
(9)	**(110)**		- transfer to consolidated profit and loss account on disposal	**(110)**	(9)
			Net exchange translation differences		
(43)	**69**		- amount arising in year	**69**	(43)
15	**46**		- transfer to consolidated profit and loss account	**46**	15
			Cash flow hedges		
(14)	**(14)**		- fair value losses	**(14)**	(14)
9	**6**		- transfer to consolidated profit and loss account	**6**	9
(1)	**-**		- recognized in stocks and work in progress	**-**	(1)
1	**-**		- deferred tax	**-**	1
(204)	**(79)**		Net losses not recognized in consolidated profit and loss account	**(106)**	(244)
115	**352**		Net profit/(loss)	**74**	(42)
(103)	**(100)**	8	Dividends	**(100)**	(103)
2	**2**		Exercise of share options	**2**	2
28	**21**		Scrip issued in lieu of dividends	**21**	28
(88)	**(21)**		Repurchase of shares	**(21)**	(88)
2	**4**		Change in attributable interests	**5**	2
(11)	**(29)**		Increase in own shares held	**(29)**	(11)
2,027	**2,177**		At 31st December	**2,859**	3,013

* *The basis of preparation of this supplementary financial information is set out in note 1.*

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Operating activities		
242	512		Operating profit	507	243
202	167		Depreciation and amortisation	165	200
(86)	(264)		Other non-cash items	(257)	(85)
(2)	135		Decrease/(increase) in working capital	135	(2)
37	18		Interest received	18	37
(187)	(126)		Interest and other financing charges paid	(126)	(187)
(49)	(57)		Tax paid	(57)	(49)
157	385			385	157
200	209		Dividends from associates and joint ventures	209	200
357	594		Cash flows from operating activities	594	357
			Investing activities		
(67)	(343)	9(a)	Purchase of subsidiary undertakings	(343)	(67)
(91)	(68)	9(b)	Purchase of associates and joint ventures	(68)	(91)
(21)	(14)		Purchase of other investments	(14)	(21)
(208)	(240)		Purchase of tangible assets	(241)	(209)
-	(1)		Purchase of investment properties	(1)	-
(1)	(1)		Leasehold land payments	-	-
(232)	384	9(c)	Sale of subsidiary undertakings	384	(232)
30	5	9(d)	Sale of associates and joint ventures	5	30
198	174	9(e)	Sale of other investments	174	198
51	29		Sale of tangible assets	29	51
-	9		Sale of investment properties	9	-
-	2		Sale of leasehold land	2	-
217	-		Disposal of Franklins' assets in Dairy Farm	-	217
(124)	(64)		Cash flows from investing activities	(64)	(124)
			Financing activities		
2	2		Issue of shares	2	2
(88)	(21)		Repurchase of shares	(21)	(88)
6	8		Capital contribution from outside shareholders	8	6
-	30		Grants received	30	-
6,238	6,488		Drawdown of borrowings	6,488	6,238
(6,687)	(6,608)		Repayment of borrowings	(6,608)	(6,687)
(53)	(59)		Dividends paid by the Company	(59)	(53)
(44)	(42)		Dividends paid to outside shareholders	(42)	(44)
(626)	(202)		Cash flows from financing activities	(202)	(626)
(16)	8		Effect of exchange rate changes	8	(16)
(409)	336		Net increase/(decrease) in cash and cash equivalents	336	(409)
1,318	909		Cash and cash equivalents at 1st January	909	1,318
909	1,245		Cash and cash equivalents at 31st December	1,245	909

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Matheson Holdings Limited
Analysis of Profit Contribution
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
		Group Contribution		
75	**79**	Jardine Pacific	**81**	77
54	**42**	Jardine Motors Group	**42**	54
23	**30**	Jardine Lloyd Thompson	**30**	23
15	**51**	Dairy Farm	**51**	15
57	**57**	Hongkong Land	**72**	68
4	**14**	Mandarin Oriental	**14**	4
15	**38**	Cycle & Carriage	**38**	15
243	**311**	Profit from core businesses	**328**	256
(77)	**(75)**	Corporate and other interests	**(75)**	(77)
166	**236**	Underlying net profit	**253**	179
(4)	**(7)**	Decrease in fair value of investment properties	**(325)**	(189)
(47)	**123**	Other non-recurring items	**146**	(32)
115	**352**	Net profit/(loss)	**74**	(42)
		Further analysis of Jardine Pacific		
-	**3**	EastPoint	**3**	-
13	**12**	Gammon Skanska	**12**	13
17	**23**	HACTL	**23**	17
6	**7**	Jardine Aviation Services	**7**	6
14	**8**	Jardine Engineering Corporation	**8**	14
(5)	**(6)**	Jardine Logistics	**(6)**	(5)
4	**2**	Jardine OneSolution	**2**	4
5	**4**	Jardine Property Investment	**5**	6
8	**8**	Jardine Restaurants	**8**	8
11	**11**	Jardine Schindler	**11**	11
5	**6**	Jardine Shipping Services	**6**	5
2	**3**	Pacific Finance	**3**	2
7	**11**	Other	**12**	8
87	**92**		**94**	89
(12)	**(13)**	Corporate	**(13)**	(12)
75	**79**		**81**	77
		Further analysis of Jardine Motors Group		
44	**34**	Hong Kong and Mainland China	**34**	44
5	**-**	United Kingdom	**-**	5
1	**(1)**	France	**(1)**	1
1	**5**	United States	**5**	1
-	**1**	Corporate and other interests	**1**	-
51	**39**		**39**	51
3	**3**	Amortisation of goodwill	**3**	3
54	**42**		**42**	54

* The basis of preparation of this supplementary financial information is set out in note 1.

- more -

Jardine Matheson Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2002 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Acounting Standards and Interpretations issued by the International Accounting Standards Board. There have been no changes to the accounting policies described in the 2001 annual financial statements.

As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 16 to 20 and pages 23 and 24 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

2. Revenue

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By business:		
Jardine Pacific	**1,585**	1,749
Jardine Motors Group	**1,975**	2,507
Dairy Farm	**3,354**	4,924
Mandarin Oriental	**234**	228
Cycle & Carriage	**248**	-
Other activities	**2**	5
	7,398	9,413

3. Operating Profit

	Prepared in accordance with IFRS	
	2002 US$m	2001 US$m
By business:		
Jardine Pacific	**11**	40
Jardine Motors Group	**37**	66
Dairy Farm	**73**	31
Mandarin Oriental	**45**	30
Cycle & Carriage	**7**	-
	173	167
Discontinued operations		
- Woolworths in Dairy Farm	**17**	23
- Franklins in Dairy Farm	**-**	(43)
Net profit on disposal of Woolworths in Dairy Farm	**231**	-
Net gain on disposal of Franklins' assets in Dairy Farm	**5**	38
Corporate and other interests	**86**	57
	512	242

4. Impairment of Assets in Cycle & Carriage

In April 2001, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra and concluded that the balance of goodwill arising on the acquisition of this investment was impaired. The impairment loss attributable to the Group, after tax and outside interests, amounted to US$65 million.

5. Share of Results of Associates and Joint Ventures

	Prepared in accordance with IFRS	
	2002 US$m	2001 US$m
By business:		
Jardine Pacific	**83**	65
Jardine Motors Group	**9**	-
Jardine Lloyd Thompson	**46**	35
Dairy Farm	**34**	34
Hongkong Land	**41**	57
Mandarin Oriental	**10**	9
Cycle & Carriage	**116**	28
	339	228
Impairment of assets in Cycle & Carriage	**-**	(88)
Decrease in fair value of investment properties	**(9)**	(4)
	330	136

6. Tax

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Company and subsidiary undertakings	**35**	47
Associates and joint ventures	**94**	54
	129	101

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$9 million *(2001: US$8 million)*.

7. Earnings Per Share

Basic earnings per share are calculated on net profit of US$352 million *(2001: US$115 million)* and on the weighted average number of 375 million *(2001: 387 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of 378 million *(2001: 390 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$74 million *(2001: net loss of US$42 million)* as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

7. Earnings Per Share (continued)

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS **2002 US$m**		Prepared in accordance with IFRS as modified by revaluation of leasehold properties *(refer note 1)* **2002 US$m**	Prepared in accordance with IFRS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m
166	**236**	Underlying net profit	**253**	179
		Decrease in fair value of investment properties		
-	**-**	- Hongkong Land	**(314)**	(185)
(4)	**(7)**	- other	**(11)**	(4)
(4)	**(7)**		**(325)**	(189)
		Discontinued operations		
7	**5**	- net profit of Woolworths in Dairy Farm	**5**	7
-	**122**	- net profit on disposal of Woolworths in Dairy Farm	**122**	-
(24)	**-**	- net loss of Franklins in Dairy Farm	**-**	(24)
22	**3**	- net gain on disposal of Franklins' assets in Dairy Farm	**3**	22
5	**130**		**130**	5
		Sale and closure of businesses		
24	**-**	- Jardine Securicor	**-**	24
-	**(14)**	- Cica	**(14)**	-
(5)	**3**	- other	**3**	(5)
19	**(11)**		**(11)**	19
		Asset impairment		
(29)	**-**	- Jardine Pacific	**-**	(29)
(11)	**-**	- Jardine Motors Group	**-**	(9)
(22)	**(39)**	- Hongkong Land	**(16)**	(9)
(65)	**-**	- Astra	**-**	(65)
-	**28**	- Edaran Otomobil National	**28**	-
(19)	**-**	- other	**-**	(19)
(146)	**(11)**		**12**	(131)
-	**(27)**	Realisation of exchange losses*	**(27)**	-
1	**(4)**	Revaluation of properties and provision for onerous leases	**(4)**	1
51	**18**	Fair value gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**18**	51
22	**28**	Sale of investments	**28**	22
1	**-**	Other non-recurring items	**-**	1
115	**352**	Net profit/(loss)	**74**	(42)

* Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

8. Dividends

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Final dividend in respect of 2001 of US¢18.70 *(2000: US¢18.70)* per share	**115**	117
Interim dividend in respect of 2002 of US¢7.80 *(2001: US¢7.80)* per share	**48**	48
	163	165
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(63)**	(62)
	100	103

A final dividend in respect of 2002 of US¢22.20 *(2001: US¢18.70)* per share amounting to a total of US$136 million *(2001: US$115 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$55 million *(2001: US$44 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

9. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	2002 US$m	2001 US$m
	Prepared in accordance with IFRS	
Tangible assets	97	4
Investment properties	262	-
Leasehold land payments	19	-
Associates and joint ventures	293	-
Deferred tax assets	4	-
Other non-current assets	13	-
Current assets	770	62
Current liabilities	(251)	(65)
Long-term borrowings	(364)	-
Deferred tax liabilities	(7)	-
Non-current provisions	(11)	-
Other non-current liabilities	(7)	-
Outside interests	(185)	-
Fair value at acquisition	633	1
Adjustment for outside interests	(322)	3
Share of fair value at acquisition	311	4
Goodwill attributable to subsidiary undertakings	21	9
Total consideration	332	13
Adjustment for deferred consideration, and carrying value of associates and joint ventures and other investments	(185)	-
Cash and cash equivalents of subsidiary undertakings acquired	(66)	(40)
Net cash outflow/(inflow)	81	(27)
Payment of deferred consideration	2	12
Purchase of shares in Jardine Strategic	103	41
Purchase of shares in Dairy Farm	135	24
Purchase of shares in Mandarin Oriental	22	17
	343	67

Net cash outflow in 2002 of US$81 million included Jardine Strategic's acquisition of a further 21% interest in Cycle & Carriage of US$71 million, increasing its holding to 50.2%.

(b) Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and Jardine Strategic's increased interest in Hongkong Land of US$5 million. Purchase of associates and joint ventures in 2001 included Jardine Strategic's increased interests in Hongkong Land of US$50 million and Cycle & Carriage of US$11 million.

9. Notes to Consolidated Cash Flow Statement (continued)

(c) Sale of subsidiary undertakings	Prepared in accordance with IFRS 2002 US$m	2001 US$m
Goodwill	**1**	-
Tangible assets	**148**	6
Investment properties	**-**	5
Leasehold land payments	**-**	4
Other investments	**1**	-
Pension assets	**-**	2
Deferred tax assets	**8**	-
Current assets	**211**	470
Current liabilities	**(153)**	(405)
Long-term borrowings	**(64)**	-
Deferred tax liabilities	**(4)**	-
Other non-current liabilities	**(6)**	-
Outside interests	**(1)**	(1)
Net assets disposed of	**141**	81
Adjustment for investment in associates and joint ventures and other investments	**4**	-
Cumulative exchange translation differences	**12**	-
Profit on disposal	**228**	22
Sale proceeds	**385**	103
Adjustment for deferred consideration	**-**	(1)
Cash and cash equivalents of subsidiary undertakings disposed of	**(1)**	(334)
Net cash inflow/(outflow)	**384**	(232)

Net cash inflow in 2002 of US$384 million included Jardine Motors Group's sale of Cica of US$73 million and Dairy Farm's sale of Woolworths, New Zealand of US$276 million.

Net cash outflow in 2001 of US$232 million included a cash outflow of US$298 million relating to the disposal of Matheson Bank in the United Kingdom and a cash inflow of US$54 million relating to Dairy Farm's sale of Sims Trading.

(d) Sale of associates and joint ventures in 2001 included US$33 million relating to Jardine Pacific's sale of its interest in Jardine Securicor.

(e) Sale of other investments in 2002 included Jardine Strategic's sale of an investment. Sale of other investments in 2001 included Jardine Strategic's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

The final dividend of US¢22.20 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 8th May 2003, to shareholders on the register of members at the close of business on 14th March 2003, and will be available in cash with a scrip alternative. The ex-dividend date will be on 12th March 2003, and the share registers will be closed from 17th to 21st March 2003, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2002 can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

The Jardine Matheson Group

With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Mandarin Oriental, Dairy Farm, Cycle & Carriage and Jardine Lloyd Thompson. These operations, which employ over 110,000 people, are leaders in the fields of engineering and construction, consumer marketing, motor trading, property, hotels, supermarkets and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia Pacific, each with the support of Jardine Matheson's extensive knowledge of the region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Singapore and in Bermuda. It has a sponsored American Depositary Receipt programme. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.